

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 27, 2009

Mr. Kenneth L. Dumas
Chief Financial Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

      RE: Chase Corporation
             Form 10-K for the year ended August 31, 2008
             Filed November 14, 2008

             Form 10-Q for Fiscal Quarter Ended November 30, 2008
             File No. 1-9852

Dear Mr. Dumas:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2008

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Stock Based Compensation, page 40

1. Please advise us as to why you believe your historical share option exercise experience
   does not provide you with a reasonable basis for estimating expected return, thereby
   resulting in your continued use of the simplified method described in SAB 107 and SAB
   110.

Note 12 – Export Sales and Foreign Operations, page 60

2. We note you state that no foreign geographic area accounted for more than 10% of
   revenues from continuing operations. And you do not make any disclosure regarding the
   long-lived assets located in the foreign countries. However you refer to the European
   Operations in several places which suggests that these operations may be significant to
   the company as a whole. Please advise us as to what considerations you have made with
   regard to disclosing foreign operations throughout the filing compared to what is
   disclosed in this footnote and what is required by SFAS 131, Disclosures about Segments
   of an Enterprise and Related Information, paragraph 38.

Note 15 – Related Party Transactions, page 65

3. Please disclose the gross and net value of the intangible asset capitalized for the voting
   agreement between Chase and the Trust as described in the third paragraph.

Note 19 – Valuation and Qualifying Accounts, page 67

4. We note you have a warranty reserve. Please disclose what this relates to and your
   policy for establishing and accounting for such a reserve, and advise us.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Certain Beneficial Owners and Management, page 2

5. In future filings, please disclose all information that is required to be disclosed pursuant
   to Regulation S-K Item 403(a) and Instruction 7 thereto regarding your voting agreement
   with the Edward L. Chase Revocable Trust, including the names and addresses of the
   trustees.

Compensation Discussion and Analysis, page 10

6. We note that you use a single performance target based on earnings before taxes in connection with determining the amounts of both your cash bonuses and your equity awards. Since this performance target appears material in the context of your compensation policies and decisions, please disclose this target in future filings. If the measure is a non-GAAP measure, also disclose how the number is calculated from the company's audited financial statements. Furthermore, provide a more detailed and quantified explanation of how and why the committee adjusts the measure in its discretion. If you believe that disclosure of this performance target is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the company to achieve the undisclosed performance target. General statements regarding the level of difficulty or ease associated with achieving the target are not sufficient. In discussing how difficult it will be the company to achieve the performance target, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for Fiscal Quarter Ended November 30, 2008

Consolidated Statement of Stockholders Equity, page 5

7. Please disclose, and explain to us, the nature of the reclass of previously accrued stock based compensation related to restricted stock and stock options from accrued liabilities to equity, totaling $443,263.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director